Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
Earnings:
Income before income taxes	$1,258	$1,672
Add:
Interest and other fixed charges, excluding capitalized interest	245	217
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	49	51
Distributed income of investees accounted for under the equity method	2	2
Amortization of capitalized interest	1	1
Less:
Equity in earnings of investments accounted for under the equity method	1	3
Total earnings available for fixed charges	$1,554	$1,940
Fixed charges:
Interest and fixed charges	$251	$227
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	49	51
Total fixed charges	$300	$278
Ratio of earnings to fixed charges	5.18x	6.98x

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